InterOil Corporation 25025 I-45 North, Suite 420 The Woodlands, TX 77380 Phone: (281) 292-1800 Fax: (281) 292-0888 www.interoil.com
October 24, 2006
Attn: Mr. Karl Hiller
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	InterOil Corporation
Form 40-F for Fiscal Year Ended December 31, 2005
Filed March 31, 2006
Response Letter Dated August 25, 2006
File No. 1-32179
Dear Mr. Hiller:
     InterOil Corporation (the “Company") submits the following responses to your letter dated October 4, 2006, containing comments from the staff of the Securities and Exchange Commission (the “Staff") relating to the Company’s Form 40-F for the fiscal year ended December 31, 2005 (“Form 40-F”). In this letter, the Company has reproduced your comments in bold, italics typeface, and has made its responses in normal typeface. The Company respectfully requests that the Staff provide its further comments at its earliest convenience.
Form 40-F for Fiscal Year Ended December 31, 2005
General
1.	Please submit your letter of correspondence to us dated August 25, 2006 on EDGAR.

Response:	The Company’s letter and this letter have been submitted via EDGAR.
Financial Statements
Note 24 — Reconciliation to Accounting Principles Generally Accepted in the United States, page 26
2.	We have read your response to prior comment two in which you indicate that several methods were utilized in determining the fair value of the conversion feature described in Note 17,

associated with the indirect participation interest sold in 2004. Please provide us with your initial and subsequent valuation analyses as of December 31, 2004 and 2005, including a description of all assumptions used in the assigning an initial value of $27.12 million to the conversion feature, and leading to the $4.3 million gain recognized in 2005. Please understand that although you may have relied upon multiple valuations models, we believe your approach would nevertheless constitute a methodology that should be disclosed, and consistently applied. The rationale for your approach and the manner by which the results of each model were utilized in determining value should be clear.

Response:	The Company has applied the Black-Scholes Model as the sole valuation method for determining the fair value of the conversion feature at the inception of the indirect participation interest agreement and at each balance sheet date. The Company will continue to consistently apply the Black-Scholes Model at each future balance sheet date.

In order to satisfy ourselves that the Black-Scholes Model was a reasonable valuation approach, the Company considered alternative valuation approaches including the Binomial Tree Model and an enterprise value approach, as further summarized below. Those valuation approaches did not result in a materially different valuation for the conversion feature. The following summarizes the Company’s assumptions used in the Black-Scholes Model at inception of the agreement and at each balance sheet date. Supplementally, summarized below are the assumptions used in the alternative approaches considered.

Black-Scholes Model — Initial Valuation

Grant Date:	February 4, 2005
Expiration Date:	December 31, 2006
Exercise Price:	$37.50
Grant Date Market Price:	$34.03
Dividend Yield:	0%
Volatility:	45%
Risk Free Rate:	3.2%
Option Value:	$7.84
Conversion Feature Value:	$26,121,864

Binomial Tree Model — Initial Valuation

Grant Date:	February 4, 2005
Exercise Price:	$37.50
Grant Date Market Price:	$34.03
Dividend Yield:	0%
Volatility:	45%
Risk Free Rate:	3.2%
No. of Steps:	150
Days:	694
Exercise Type:	American
Option Value:	$7.84

Conversion Feature Value:	$26,134,664

Enterprise value — Initial Valuation
In order to further assess whether the value determined using the Black-Scholes Model was reasonable, the Company performed an analysis of its per share asset value at the time the indirect participation interests were sold. In performing this valuation, the Company assumed that the indirect participation interest holders would only be exercising their conversion rights if the Company’s drilling program was unsuccessful. In the event of such an exercise, the only Company assets with any value would be those associated with its refining and marketing business segment and its wholesale and retail distribution business segment. The calculation of the value of these assets was determined as follows:
•	The Company’s refinery began commercial operations at approximately the same time as the indirect participation interests were sold. As a result, the Company did not have a history of operations with which to determine the value of the Company’s refining and marketing business segment. Therefore, the Company assumed that the value of the refining and marketing business segment was equal to the book value of its property plant and equipment. The book value of the Company’s refining and marketing business segment as of December 31, 2004 was $236,683,247.

•	At the time the indirect participation interests were sold, the Company’s wholesale and retail distribution segment did not constitute a significant portion of the Company’s operations. As a result, the Company determined that the most conservative valuation of this business segment would be to also use the book value of its assets. The book value of the Company’s retail and wholesale distribution business segment as of December 31, 2004 was $4,507,539.

•	On December 31, 2004, the Company had 28,310,884 common shares issued and outstanding, resulting in a per share value of the Company’s assets equal to $8.52. Based on these calculations, the conversion feature would be worth $28,397,884 to the indirect participation interest holders.
Non-Financial Liability Valuation
The indirect participation interest agreement obligates the company to drill 8 wells to certain depths. The value of the non-financial liability associated with the indirect participation interest agreement was determined by discounting the estimated costs of completing the eight well drilling program by December 31, 2006 of $105,000,000 using a discount rate of 11.25%. This resulted in the non-financial liability component of the indirect participation interest agreement having a calculated value of $93,705,017.
The discount rate used reflects the imputed interest rate the Company obtained on debentures issued in September 2004, adjusted for a general increase in the risk-free rate which occurred between September 2004 and February 2005. The adjustment amount was based on three year US treasury bills. The Company believed that this rate most closely approximates the market rate that it would have been able to achieve on unsecured debt with no conversion options.
The value of the conversion feature associated with the indirect participation interest agreement calculated using the Black-Scholes Model was $26,121,864 when added to the calculated value of the non-financial liability resulted in a calculated value for the indirect participation interest agreement of $119,826,881.
The Company used the relative fair value approach to adjust the non-financial liability and the conversion feature associated with the indirect participation interest agreement to equal the total proceeds received in connection with the indirect participation interest agreement. The calculated value of the conversion feature constituted approximately 22% of the combined calculated value of the conversion feature and the non-financial liability of $119,826,881. Therefore, the calculation of the non-financial liability and conversion features is as follows:

	Calculated		Relative
	Fair Value	%	Fair Value
Non-Financial Liability	93,705,017	78%	97,750,413
Conversion Feature	26,121,864	22%	27,249,587

Total instrument	119,826,881	100%	125,000,000
December 31, 2005 Valuations
On December 31, 2005, the Company calculated the current fair value of the conversion feature of the indirect participation interest agreement using the Black-Scholes Model. The following values were used in performing this calculation.

Grant Date:	December 31, 2005
Expiration Date:	December 31, 2007
Exercise Price:	$37.50
Grant Date Market Price:	$26.80
Dividend Yield:	0%
Volatility:	61.46%
Risk Free Rate:	4.39%
Option Value:	$6.89
Conversion Feature Value:	$22,970,303
The Company determined that a gain of $4,279,284 was required to be recognized after comparing the fair value of the conversion feature calculated as of December 31, 2005 of $22,970,303 to the book value of the conversion feature of $27,249,587 that was assigned at inception. This gain was primarily a result of a decrease in the Company’s share price and an increase in the volatility of the Company’s share price between February 4, 2005 and December 31, 2005.
The Company proposes to amend the third paragraph of Note 17 of its audited consolidated financial statements for the years ended December 31, 2005, 2004 and

2003, Exhibit 99.2 to the Form 40-F (“Financial Statements"), as described in the attached Schedule A, to improve the disclosure of the determination of the value of the conversion feature.
You explain that you are following the guidance in SFAS 19 for Canadian GAAP purposes in determining that the non-financial liability should be reduced for all of the costs relating to the eight-well drilling program. However, it is unclear how you arrived at this view that SFAS 19 supports establishing a “non-financial liability” on a discounted basis, with increases for subsequent accretion. Please explain how you arrived at this view. Tell us your estimate of the total costs of the eight well drilling program at the time of negotiating the arrangement, and describe all subsequent revisions in your estimate of these costs. Explain how this estimate was taken into account in valuing the non-financial liability, along with the amount ascribed to the conversion feature.

Response:	The Company has used guidance in SFAS 19 to assist in accounting for the non-financial liability component subsequent to the initial recognition of the liability under both US and Canadian GAAP. While SFAS 19 was used as guidance to determine how to reduce the non-financial liability over time and how to treat exploration expenditures related to the indirect participation agreement, the initial recognition of the liability under Canadian GAAP was determined primarily by reference to CICA Handbook Section 3861.22(b). CICA 3861.22(b) states that, “measuring the liability and equity components separately and, to the extent necessary, adjusting these amounts on a pro rata basis so that the sum of the components equals the amount of the instrument as a whole,” is an acceptable method of assigning carrying amounts to components within a single instrument.

Under the terms of the indirect participation interest agreement, the Company effectively sold a 25% non-operating interest in eight wells and any fields discovered by such wells for $125 million. The Company is obligated to drill eight exploration wells and, other than testing and development costs, is not entitled to any further contributions from the indirect participation interest holders in connection with these eight wells. As a result, the Company will continue to be obligated to drill eight exploration wells even if the net proceeds from the indirect participation interest agreement are insufficient to cover the costs of the eight well drilling program.

The non-financial liability component represents the Company’s obligation to drill eight exploration wells. The Company expected the expenditures relating to the eight well drilling program to be $105,000,000 or $97,750,413 at relative fair value, as described above. As a result of the fair value calculation on the non-financial liability component, a difference existed between the book value of the non-financial liability of $97,750,413 and the expected expenditure relating to the program of $105,000,000, which was used in the calculation to determine the fair value of the non-financial liability. The difference between the book value of the non-financial liability and the actual expenditures, up to $105,000,000, will be treated as accretion expense over the life of the indirect participation interest agreement and is recognised in the income statement using the effective interest rate method. In the event that expenditures for the eight well drilling program exceed $105,000,000, these additional costs will be either capitalized as exploration expenditures or expensed in accordance with the successful efforts method of accounting.

At the time the indirect participation interest agreement was executed and as of December 31, 2005, the Company anticipated that satisfying its obligations under the agreement to complete the eight well drilling program would cost $105,000,000. The cost estimate included projected drilling, geological and geophysical, and other transactional costs. At the time the agreement was executed, the Company believed it would be able to complete the eight well drilling program by December 31, 2006. As of December 31, 2005, the Company had extended its projected timeline for completion of the eight well drilling program to December 31, 2007 but continued to believe that the costs of the eight well drilling program would not exceed $105,000,000.

As indicated in the Company’s response to the first paragraph of comment 2, the Company proposes to amend the Financial Statements as described in the attached Schedule A.
Please indicate how you determined that no portion of proceeds would need to be recorded against the property account under either paragraphs 45(b) or 47(h) of SFAS 19. Since you do not describe an exchange involving the receipt of a free well, we do not see how you concluded that paragraph 47(c) of SFAS 19 would apply. The guidance in this paragraph stating that “...the assignor shall record no cost for the obligatory well,” whereas a free well is received for the property interest being assigned, would ordinarily pertain to situations in which the assignee incurs the costs of the well being conveyed (hence the characterization of the well as a free well), with the general focus being on recording the transaction in which the interest is conveyed.
In either case, the accounting described in paragraphs 15 through 41 would generally be required for the costs of drilling, developing and operating that are associated with the property interest retained under U.S. GAAP, as clarified in paragraph 224 of SFAS 19.

Response:	As stated in paragraph 47 of SFAS 19, the standard does not attempt to list all variations of arrangements that are possible and the Company does not believe that any of the scenarios presented in parts (a) to (m) of paragraph 47 provide an exact match to the specific circumstances in the indirect participation interest agreement. Paragraph 47(c) was previously cited as it most closely represents some of the key elements of the indirect participation interest agreement. Two of the primary elements listed in paragraph 47(c) that correspond to the indirect participation interest agreement are that only a non-operating interest in the eight well drilling program has been sold and there are provisions for joint ownership and operation if a discovery is made. The Company has not determined that no portion of proceeds would need to be recorded against the property account. Based on its interpretation of 47(c), the Company has determined that no portion of proceeds needs to be recorded against the property account unless the costs of completing the eight well drilling program exceeded the original estimated cost of the program of

$105,000,000. The Company evaluates, on a well by well basis, whether or not the original estimated costs of the program are achievable. To the extent that a well exceeds the estimated total, it is accounted for in accordance with the Company’s successful efforts policy. Through December 31, 2005, actual costs of the program have not exceeded the original cost estimates on a well by well basis and have been substantially consistent with the estimates. As noted above, the Company is obligated to drill eight exploration wells even if the net proceeds from the indirect participation interest agreement are insufficient to cover the costs of the eight well drilling program.

The treatment adopted is consistent with SFAS 19 paragraph 45(b) as the Company has not recognized a gain on the partial interest sold due to the fact that it still has a substantial obligation for future drilling.

The Company did not apply paragraph 47(h) of SFAS 19 because the indirect participation interest agreement was entered into prior to the commencement of significant drilling activities related to the eight well drilling program. As a result, there was no material property carried on the balance sheet against which the proceeds could be applied.
3.	Please reconcile your disclosure of cash received upon conveying the indirect participation interest referenced in Note 17 on page 22 of $13.7 million and $111.3 million in 2004 and 2005 to the corresponding amounts depicted in your statements of cash flows on page 6, of $10.7 million and $80.4 million, respectively.

Response:	The transaction costs and fees associated with the indirect participation interest agreement were $8,138,742. As a result, the net cash proceeds from the indirect participation interest agreement were $116,861,258. These proceeds are reflected in the Company’s consolidated cash flows for the years ended December 31, 2005 and 2004. These cash flows consisted partially of cash flows from investing activities and partially of cash flows from financing activities. The cash flows relating to the conversion option component of the indirect participation interest agreement were treated as financing activities while cash flows relating to the non-financial liability component of the indirect participation interest agreement were treated as investing activities. Cash spent on exploration activities related to the indirect participation have also been included in investment activities.

The following is a reconciliation of the cash flows of the net proceeds from the indirect participation interest agreement:

Cash per agreement	$125,000,000
Less transaction costs paid from proceeds by investors	8,138,742

Total cash flows expected in cash flow statement	$116,861,258

December 2004 Financing Activities
Proceeds from conversion options (total)	$6,259,967
Proceeds from conversion options — amount related to existing PNGDV indirect participation interest agreement(1)	(3,235,090)

Proceeds from conversion options related to Indirect participation interest agreement(1)	3,024,877
December 2004 Investing Activities
Proceeds from indirect participation interest	10,724,885
December 2005 Financing Activities
Proceeds from conversion options	22,700,814
December 2005 Investing Activities
Proceeds from indirect participation interest	80,410,591

Total proceeds	$116,861,167

(1)	These line items are not referenced in the Company’s consolidated cash flows for the year ended December 31, 2004. They have been included to assist in the reconciliation of the proceeds from the indirect participation interest agreement to the Company’s cash flow statements. The Company proposes to amend the presentation when it presents its December 31, 2004 comparatives in the December 31, 2006 financial statements.
     If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and we will supply further detail as quickly as possible.
Sincerely,
Collin Visaggio
Chief Financial Officer

Schedule A
Proposed Amendments to InterOil Corporation’s Audited Consolidated Financial Statements
for the years ended December 31, 2005, 2004 and 2003, Exhibit 99.2 to the Form 40-F
The Company proposes to amend Note 17 of its audited consolidated financial statements for the years ended December 31, 2005, 2004 and 2003, Exhibit 99.2 to the Form 40-F (“Financial Statements"), as follows:
Indirect participation interest

	December 31, 2005	December 31, 2004	December 31, 2003
Current portion	35,092,558	13,749,852	—
Non current portion	30,166,311	—	—
Total indirect participation interest	65,258,869	13,749,852	—
Prior to December 31, 2004, the Company received deposits of $13,749,852 toward a $125,000,000 additional indirect participation interest (“IPI”). The remaining $111,250,148 was received in 2005. The $125,000,000 is subject to the terms of the agreement dated February 25, 2005 between the corporation and certain investors under which InterOil has provided the investors with a 25% interest in an eight well drilling program to be conducted in InterOil’s petroleum prospecting licenses 236, 237 and 238. Under the agreement, all or part of this indirect participation interest may be converted to a maximum of 3,333,334 common shares in the company between June 15, 2006 and the later of December 15, 2006 or until 90 days after the completion of the eighth well at a price of $37.50 per share. Should the conversion to shares not be exercised, the indirect participation interest in the eight well drilling program will be maintained and distributions from success in these wells will be paid in accordance with the agreements. Any partial conversion of an indirect participation interest into common shares will result in a corresponding decrease in the investors’ interest in the eight well drilling program.
Under the indirect participation interest, InterOil is responsible for drilling the eight wells, four of which will be in PPL 238, one in PPL 236, and one in PPL 237. The investors will be able to approve the location of the final two wells. In the instance that InterOil proposes completion of an exploration or development well, the investors will be asked to contribute to the completion work in proportion to their IPI percentage. InterOil will bear the remaining cost. Should an investor choose not to participate in the completion works, the investor will forfeit their right to the well in question as well as their right to convert into common shares.
InterOil has accounted for the $125,000,000 indirect participation interest as a non financial liability with a conversion option. The value of the conversion option was $27,249,587. The balance of $97,750,413 was allocated to the indirect participation interest liability. The initial value of the conversion option was calculated using the Black-Scholes Model with the following assumptions: a risk free rate of 3.2%, a volatility of 45%, a life of 695 days, and a dividend yield of nil. The fair value of the conversion feature as of February 4, 2005, the date the terms of the IPI agreement were initially agreed to with investors, using the Black-Scholes model was $26,121,864. The fair value of the indirect participation interest liability was calculated based on projected costs of $105,000,000 related to completing the Company’s obligations under the IPI agreement, discounted at a rate of 11.25%. The fair value of the indirect participation interest liability component was $93,705,017.

The sum of the calculated value of the conversion option and the indirect participation interest liability resulted in a calculated value for the indirect participation interest agreement of $119,826,881. The Company used the relative fair value approach to adjust the non-financial liability and the conversion feature associated with the indirect participation interest agreement to equal the total proceeds received in connection with the indirect participation interest agreement. The calculated value of the conversion option was approximately 21.80% of the total calculated value. This percentage was multiplied times the total gross proceeds from the IPI agreement of $125 million to arrive at the book value of the conversion option of $27,249,587. The book value of the indirect participation interest liability of $97,750,413 was calculated in the same manner.
The difference between the original book value of the non-financial liability ($97,740,413) and the actual expenditures, up to $105,000,000, will be treated as accretion expense over the life of the indirect participation interest agreement and is recognised in the income statement using the effective interest rate method. In the event that expenditures for the eight well drilling program exceed $105,000,000, these additional costs will be either capitalized as exploration expenditures or expensed in accordance with the successful efforts method of accounting.
All costs incurred by the company relating to the eight well drilling program, including geological and geophysical costs, and commission costs associated with structuring the agreement, will be charged against the liability to a maximum amount of $105,000,000.$97,750,413 For the period ending December 31, 2005, $31,774,513 has been charged against the liability for geological and geophysical costs and drilling costs and an additional $6,364,523 has been charged against the liability for finance and transaction costs. The liability and the accretion expense were increased during the year by $5,647,491. This amount represents the accretion of the discount calculated on the non-financial liability component of the indirect participation interest.
InterOil will bear the costs for subsequent works projects and completion activities in proportion to its remaining ownership in the eight wells. These costs are accounted for in accordance with the company’s stated accounting policies.
InterOil paid financing fees and transaction costs of $8,138,742 related to the indirect participation interest on behalf of the indirect participation interest investors. These fees have been apportioned between the indirect participation interest and the conversion options in the same proportion as the original $125,000,000 was allocated between the non financial liability and the conversion options. The indirect participation interest liability portion of the finance and transaction costs was $6,364,523 and the remaining $1,774,219 was allocated against the conversion option, reducing the conversion option value to $25,475,368.
Indirect participation interest — PNGDV
As at December 31, 2005, the balance of the PNG Drilling Ventures Limited (“PNGDV”) indirect participation interest in the Company’s phase one exploration program within the area governed by Petroleum Prospecting Licenses “PPL” 236, 237 and 238 is $9,685,830. The total invested by PNGDV in the indirect participation interest is $12,185,000. As of December 31, 2005, PNG Drilling Ventures Limited had converted $2,499,170 of their investment into 141,545 of InterOil’s common shares, of this $923,000 was converted in 52,000 common shares in the current year. If the Company’s exploration program does not discover at least five million barrels of oil and gas, the $9,685,830 balance of the investment is convertible into 237,356 common shares plus $5,500,000 payable, at the

Company’s discretion, in cash or common shares based on the average price of the Company’s shares in the month preceding such payment. PNGDV has an interest in the drilling program that will range from 6.75% to 11.25% depending upon various elections.
Other
In addition to the above, PNG Energy Investors (“PNGEI”), an indirect participation interest investor, that converted all of its interest to common shares in fiscal year 2004, has the right to participate up to a 4.25% interest in wells 9 to 24. In order to participate, PNGEI would be required to contribute a proportionate amount of drilling costs related to these wells.
The Company proposes to amend the second paragraph of Note 24(6) of the Financial Statements by replacing such paragraph with the following disclosure:
(6) Indirect participation interest
As disclosed in note 17 in the consolidated financial statements, the company entered into an indirect participation interest agreement in exchange for proceeds of $125,000,000. Under Canadian GAAP, this amount was apportioned between non financial liabilities and equity.
EITF 00-19 “Accounting for derivatives indexed to and potentially settled in a company’s own stock” requires the conversion options to be treated as a current liability. As a result, the conversion options should be adjusted to their fair market value on the reporting date. On December 31, 2005, the value of the conversion option was calculated using the Black-Scholes Model with the following assumptions: a risk free rate of 4.4%, a volatility of 61.5%, a life of 365 days, and a dividend yield of nil. The fair value of the conversion feature as of December 31, 2005 using the Black-Scholes model was $22,970,303. As a result, such the Company has recognised a gain on the revaluation of conversion options totalling $4,279,284 at December 31, 2005.
Under Canadian GAAP, the company split $8,138,742 of transaction costs relating to the indirect participation interest agreement between the indirect participation interest liability ($6,364,523) and the conversion options ($1,774,219). Under US GAAP the full amount of $8,138,742 has been allocated to the indirect participation interest liability.